UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

MEI Pharma, Inc.

(Name of Issuer)

Common Stock, $0.00000002 par value

(Title of Class of Securities)

572322402

(CUSIP Number)

Frank Kung

575 High St. #201

Palo Alto, CA 94301

(650) 688-0818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Danielle Benderly

Perkins Coie LLP

1120 N.W. Couch Street, 10th Floor

Portland, OR 97209-4128

April 6, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 572322402

SCHEDULE 13D

1.	NAME OF REPORTING PERSON. Vivo Ventures VII, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 27-4484686
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,458,995 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,458,995 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,458,995 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (2)
14.	TYPE OF REPORTING PERSON OO

(1)	Includes 2,406,545 shares of common stock held of record by Vivo Ventures Fund VII, L.P., and 52,450 shares of common stock held of record by Vivo Ventures VII Affiliates Fund, L.P. Vivo Ventures VII, LLC is the sole general partner of both of the Vivo VII Funds and may be deemed to beneficially own such shares, and disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.
(2)	Based upon 34,155,997 shares of common stock outstanding as of February 4, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2015, filed on February 5, 2016.

CUSIP No. 572322402

1.	NAME OF REPORTING PERSON Vivo Ventures Fund VII, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 0001509160
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,406,545
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,406,545
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,406,545
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based upon 34,155,997 shares of common stock outstanding as of February 4, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2015, filed on February 5, 2016.

CUSIP No. 572322402

1.	NAME OF REPORTING PERSON Vivo Ventures VII Affiliates Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 0001538309
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 52,450
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 52,450
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,450
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based upon 34,155,997 shares of common stock outstanding as of February 4, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2015, filed on February 5, 2016.

CUSIP No. 572322402

1.	NAME OF REPORTING PERSON. Vivo Ventures V, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 84-1663511
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 142,861 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 142,861 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,861 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (2)
14.	TYPE OF REPORTING PERSON PN

(1)	Includes 141,396 shares of common stock held of record by Vivo Ventures Fund V, L.P., and 1,465 shares of common stock held of record by Vivo Ventures V Affiliates Fund, L.P. Vivo Ventures V, LLC is the sole general partner of both of the Vivo V Funds and may be deemed to beneficially own such shares, and disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein

(2)	Based upon 34,155,997 shares of common stock outstanding as of February 4, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2015, filed on February 5, 2016.

CUSIP No. 572322402

1.	NAME OF REPORTING PERSON. Vivo Ventures Fund V, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-2588981
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 141,396
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 141,396
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,396
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based upon 34,155,997 shares of common stock outstanding as of February 4, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2015, filed on February 5, 2016.

CUSIP No. 572322402

1.	NAME OF REPORTING PERSON. Vivo Ventures V Affiliates Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3226166
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,465
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,465
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,465
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based upon 34,155,997 shares of common stock outstanding as of February 4, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2015, filed on February 5, 2016.

CUSIP No. 572322402

SCHEDULE 13D

Explanatory Note: This Amendment No. 5 (the “Amendment”), which amends and supplements the statement on Schedule 13D filed on December 21, 2012, as amended on June 14, 2013, October 30, 2013, November 10, 2015, and March 10, 2016 (the “Prior 13D”) by the Reporting Persons, relates to the common stock, par value $0.00000002 per share (the “Common Stock”) of MEI Pharma, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 11975 El Camino Real, Suite 101, San Diego, CA 92130.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Prior 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Prior 13D.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended to add the following:

The Reporting Persons sold the numbers of shares of Common Stock set forth below on the respective dates set forth below.

Date	Number of Shares
March 10, 2016	7,757
March 11, 2016	40,334
March 15, 2016	4,700
March 16, 2016	41,257
March 17, 2016	28,661
March 21, 2016	12,272
March 30, 2016	63,801
March 31, 2016	29,104
April 1, 2016	19,656
April 4, 2016	13,900
April 5, 2016	18,445
April 6, 2016	113,861

Item 5.	Interest in Securities of Issuer

This Amendment amends and restates Item 5 of the Prior 13D in its entirety as set forth below:

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

CUSIP No. 572322402

(c) Except as disclosed in Item 4, none of the Reporting Persons or their affiliates has effected any other transactions in the securities of the Issuer during the past 60 days.

(d)	Not Applicable.

(e)	Not Applicable.

Item 7.	Materials to be Filed as Exhibits

99.1	Joint Filing Agreement

CUSIP No. 572322402

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: April 7, 2016

Vivo Ventures VII, LLC

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

Vivo Ventures Fund VII, L.P.
By: Vivo Ventures VII, LLC, its General Partner

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

Vivo Ventures VII Affiliates Fund, L.P.
By: Vivo Ventures VII, LLC, its General Partner

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

CUSIP No. 572322402

Vivo Ventures V, LLC

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

Vivo Ventures Fund V, L.P.
By: Vivo Ventures V, LLC, its General Partner

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

Vivo Ventures V Affiliates Fund, L.P.
By: Vivo Ventures V, LLC, its General Partner

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

CUSIP No. 572322402

JOINT FILING AGREEMENT

In accordance with Rule 16a-3(j) and Rule 13d-1(k)(1) and under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of Schedules 13D and 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.00000002 per share, of MEI Pharma, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Forms Schedules 13D and l3G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of April 7, 2016.

Vivo Ventures VII, LLC

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

Vivo Ventures Fund VII, L.P.
By: Vivo Ventures VII, LLC, its General Partner

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

Vivo Ventures VII Affiliates Fund, L.P.
By: Vivo Ventures VII, LLC, its General Partner

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

CUSIP No. 572322402

Vivo Ventures V, LLC

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

Vivo Ventures Fund V, L.P.
By: Vivo Ventures V, LLC, its General Partner

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

Vivo Ventures V Affiliates Fund, L.P.
By: Vivo Ventures V, LLC, its General Partner

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member